FMI Funds	Quarterly Review – June 30, 2009
100 East Wisconsin Avenue, Suite 2200	FMI Common Stock Fund, Inc.
Milwaukee, Wisconsin 53202
800.811.5311
www.fmifunds.com

Investment Objective		Top Ten Equity Holdings
Seeks long-term capital appreciation through investing in		Arrow Electronics, Inc.		3.4%
small- to mid-capitalization value stocks.		Rockwell Automation, Inc.		3.2%
		Affiliated Managers Group, Inc.		3.2%
		Covance Inc.		3.0%
Manager - The FMI Common Stock Fund, Inc. (the "Fund") is		Patterson Companies Inc.		3.0%
managed by Fiduciary Management, Inc. ("FMI") of Milwaukee,		Jack Henry & Associates, Inc.		2.9%
Wisconsin. FMI, founded in 1980, manages approximately $5.3		Hunt (J.B.) Transport Services, Inc.		2.9%
billion in private accounts, pensions, Taft-Hartley accounts,		St. Mary Land & Exploration Co.		2.8%
endowments and mutual funds. FMI is 100% employee owned.		Beckman Coulter, Inc.		2.7%
		Arthur J. Gallagher & Co.		2.6%

Investment Professionals – All investment decisions are made		Portfolio Characteristics
by a team of investment professionals representing the Adviser,		Weighted average market cap		$1.9 billion
any of whom may make recommendations subject to the final		Median market cap		$1.6 billion
approval of Ted D. Kellner or Patrick J. English.		P/E ratio (forward 4 quarters)		19.0x
		Estimated L-T earnings growth rate		11.0%
		Return on equity (ROE)		13.9%
Strategy - The Fund buys good businesses at value prices,		Number of holdings		48
emphasizing small- to mid-capitalization companies. Some of
the characteristics of good businesses may include high		Top Ten Sectors
recurring revenue and attractive returns-on-invested capital.		Cash & Cash
We seek companies with above average growth or improving		Equivalents
profitability prospects. A strong orientation to low absolute or		All Others	6.7%	Producer
relative valuation is key to the execution of the investment		10.5%		Manufacturing
strategy, with most major industry groups represented. The		Transportation		13.5%
Fund will generally hold 40-50 stocks.		4.4%	Distribution Services
				11.1%
		Health Technology
Fund Information		4.8%		Finance
Inception Date	12/18/1981	Industrial Services		10.7%
Net Assets	$607.8 million	5.7%		Process Industries
Net Asset Value	$17.56	Technology Services		10.0%
Expense Ratio	1.26%	5.8%	Commercial Services
Ticker	FMIMX	Retail Trade	9.0%
		7.8%

Performance	Q2 2009	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	21.52%	-7.71%	-1.03%	3.62%	7.23%	11.45%
Russell 2000 Index¹	20.69%	-25.01%	-9.89%	-1.71%	2.38%	9.09%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/18/81. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - The market's rebound in the June quarter appears to be in anticipation of a stronger economy. Thus far, there are few signs of improvement.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 1-800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1 The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which comprises the 3,000 largest U.S. companies based on total market capitalization.